Exhibit 3.11

CERTIFICATE OF CORRECTION

OF

ALLION HEALTHCARE, INC.

Allion Healthcare, Inc., a Delaware corporation (the “Corporation”), pursuant to Section 103(f) of the Delaware General Corporation Law (“DGCL”), certifies that:

FIRST: The name of the corporation is Allion Healthcare, Inc.

SECOND: That a Certificate of Designation of Rights and Preferences of Series C Preferred Stock was filed by the Secretary of State of the State of Delaware on March 31, 2003 (the “Series C Designation”), and that said Series C Designation requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

THIRD: The inaccuracy or defect of said Series C Designation is that the document as originally filed inadvertently did not reflect the availability of certain rights of specified preferred stockholders of the Corporation to receive certain adjustments to their conversion prices in the event of certain public offerings, as approved by the board of directors in connection with their approval of the transaction reflected in the document in Article Fourth below.

FOURTH: Section 5 (g)(ii) of the Series C Designation is corrected to read as follows:

“(ii) Adjustment Upon Certain Public Offerings. In the event that the Company shall issue shares of its Common Stock in a Qualified Public Offering or other public offering in which the issue price is less than $10.00 per share for each share of Common Stock and such Qualified Public Offering or other public offering is completed on or prior to March 31, 2005 (the “Initial Period”), then the Series C Conversion Price shall be automatically adjusted to an amount equal to 50% of the issue price per share of the Common Stock under such Qualified Public Offering or other public offering. In the event that the Company shall issue shares of its Common Stock in a Qualified Public Offering or other public offering in which the issue price is less than $13.33 per share of the Common Stock and such Qualified Public Offering or other public offering is completed after the Initial Period, then the Series C Conversion Price shall be automatically adjusted to an amount equal to 37.5% of the issue price per share of the Common Stock under such Qualified Public Offering or other public offering.”

IN WITNESS WHEREOF, Allion Healthcare, Inc. has caused this Certificate of Correction to be signed by its duly authorized officer this 9th day of May, 2005.

ALLION HEALTHCARE, INC.

By:	/s/ James G. Spencer
Name: James G. Spencer
Title: CFO, Secretary & Treasurer